COMMENTS RECEIVED ON 12/03/2024

FROM KIM McMANUS

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Capital & Income Fund (fka Fidelity Advisor High Income Advantage Fund)

Fidelity Advisor Floating Rate High Income Fund

Fidelity Advisor Value Fund

POST-EFFECTIVE AMENDMENT NO. 267

1.

Fidelity Advisor Capital & Income Fund

C:

The Staff requests we update the series name in EDGAR when filing the 485(b) to reflect the change from “Fidelity Advisor High Income Advantage Fund” to “Fidelity Advisor Capital & Income Fund”.

R:

We will make the appropriate update.

2.

Fidelity Advisor Value Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand to describe what types of securities the fund will invest in for purposes of its 80% test. For example, the Staff questions whether securities of value companies will include equity or debt.

R:

The fund’s name does not include the terms “equity” or “debt”. As such, these terms are not required to be included in the fund’s 80% policy. Because we believe the 80% policy is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940 (“Names Rule”), we respectfully decline to modify the disclosure. Nonetheless, we point the Staff’s attention to other disclosures included in the prospectus that describes the types of securities the fund will invest in. For example, under “Principal Investment Strategies” in the “Fund Summary” section, the fund discloses that it “primarily invests in common stocks”. In addition, under “Description of Principal Security Types” in the “Investment Details” section of the prospectus, the fund provides a description of “equity securities”.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we describe the type of derivative instruments we intend to invest in and disclose the extent to which derivatives are expected to be used (e.g., the degree of economic exposure the derivatives create and the amount invested in the derivatives strategy).

R:

Investing in derivative instruments is not a principal investment strategy for the fund and as such additional disclosure regarding derivatives is not required pursuant to Form N-1A, Item 4(a). Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a).  Accordingly, we respectfully decline to modify the disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives).

R:

Investing in derivative instruments is not a principal investment strategy for the fund. The excerpted disclosure above is included to account for the limited circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to amendments to the Names Rule adopted by the Commission on September 20, 2023 (“Amended Names Rule”). Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. As such, the disclosure excerpted above is consistent with both Form N-1A and the Amended Names Rule. Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we include a derivatives/leverage-related risk or explain why such risk is not material.

R:

The fund does not have a principal investment policy of investing in derivatives. As a result, we believe the fund’s existing disclosure remains appropriate

6.

Fidelity Advisor Floating Rate High Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain how inclusion of treasury securities and money market securities within the 80% basket is not materially different from what an investor reasonably would expect based on the fund’s name. The Staff requests we explain how this is consistent with high income. The Staff states that the fund’s 80% test should be tied to the high income reference in the fund’s name.

R:

The terms covered in the 80% policy are “floating rate” and “high income” pursuant to the fund’s name, which includes both terms. In the Adopting Release for the Amended Names Rule, the Commission states that “when a fund’s name includes terms suggesting an investment focus that has multiple elements, the fund’s 80% investment policy must address all of the elements in the name (as all of the elements would be reflected in the investment focus that the fund’s name suggests)” and that a fund can “take a reasonable approach in specifying how the fund’s investments will incorporate each element”. (Investment Company Names, Release No. IC-3500 (Adopting Release) at p. 49). The Commission further recognized that this approach provides advisers with the appropriate level of flexibility to determine how best to allocate investments under an 80% policy. See Id. Pursuant to this guidance, the fund’s 80% policy addresses both terms in the fund’s name with a reference to “below investment grade loans” (to address “high income”) and “floating rate loans and floating rate securities” (to address “floating rate”). Because the fund’s name includes both terms and in light of the guidance provided by the Commission in the Amended Names Rule Adopting Release, we do not believe that the inclusion of money market and treasury securities is materially different from what an investor reasonably would expect based on the fund’s name.